Industry Canada | Industrie Canada

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

BROOKFIELD PROPERTIES CORPORATION

Name of corporation-Dénomination de la société

074605-3

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;	☐	a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;	☑	c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization;	☐	d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Richard G. Shaw
Director - Directeur

September 4, 2007 / le 4 septembre 2007

Date of Amendment - Date de modification

Canada

Industry Canada	Industrie Canada	ELECTRONIC TRANSACTION REPORT	RAPPORT DE LA TRANSACTION ÉLECTRONIQUE
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions	ARTICLES OF AMENDMENT (SECTIONS 27 OR 177)	CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)

Processing Type - Mode de traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société	2. Corporation No. - N° de la société
BROOKFIELD PROPERTIES CORPORATION	074605-3

3\. **The articles of the above-named corporation are amended as follows:**
Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

1. The articles of the Corporation are hereby amended to remove the first paragraph of Article 1.2 under the heading "Class A Preference Shares" found in the Restated Articles of Incorporation of Brookfield Properties Corporation dated September 5, 2002, as amended April 27, 2007:

1.2 In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of its assets among the shareholders by way of return of capital, the holders of the Class A preference shares shall be entitled to receive the sum of $0.56 per share together with all unpaid cumulative dividends, whether or not earned or declared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the date of such distribution, in priority to any distribution to the holders of the common shares or any shares of any other class ranking junior to the Class A preference shares and such holders shall not be entitled to share any further in the distribution of the property or assets of the Corporation.

and replaced with the following:

1.2 In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of its assets among the shareholders by way of return of capital, the holders of the Class A preference shares shall be entitled to receive the sum of $1.11111 per share together with all unpaid cumulative dividends, whether or not earned or declared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the date of such distribution, in priority to any distribution to the holders of the common shares or any shares of any other class ranking junior to the Class A preference shares and such holders shall not be entitled to share any further in the distribution of the property or assets of the Corporation.

2. The articles of the Corporation are hereby amended to remove the first paragraph of Article 1.3 under the heading "Class A Preference Shares" found in the Restated Articles of Incorporation of Brookfield Properties Corporation dated September 5, 2002, as amended April 27, 2007:

1.3 The Corporation may, in the manner hereinafter provided, redeem all or from time to time any part of the outstanding Class A preference shares on payment to the holders thereof, for each share to be redeemed, of the sum of $0.56 per share together with all unpaid cumulative dividends, whether or not earned or declared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the date of such redemption.

and replaced with the following:

1.3 The Corporation may, in the manner hereinafter provided, redeem all or from time to time any part of the outstanding Class A preference shares on payment to the holders thereof, for each share to be redeemed, of the sum of $1.11111 per share together with all unpaid cumulative dividends, whether or not earned or declared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the date of such redemption.

3. The articles of the Corporation are hereby amended to remove the first paragraph of Article 1.6 under the heading "Class A Preference Shares" found in the Restated Articles of Incorporation of Brookfield Properties Corporation dated September 5, 2002, as amended April 27, 2007:

1.6 Commencing with the fiscal period ending June 30, 1979 the Corporation shall undertake to purchase for cancellation or cause to be purchased (if obtainable) in the open market 40,000 Class A preference shares at such time or times in each fiscal year as in its discretion it shall determine at the price of $0.56 per share, together with costs of purchase and all unpaid cumulative dividends whether or not earned or declared, which shall have accrued thereon, and which for such purposes shall be treated as accruing up to the date of such purchase.

and replaced with the following:

1.6 Commencing with the fiscal period ending Ju ne 30, 2007 the Corporation shall undertake to purchase for cancellation or cause to be purchased (if obtainable) in the open market 40,000 Class A preference shares at such time or times in each fiscal year as in its discretion it shall determine at the price of $1.11111 per share, together with costs of purchase and all unpaid cumulative dividends whether or not earned or declared, which shall have accrued thereon, and which for such purposes shall be treated as accruing up to the date of such purchase.

Date	Name - Nom	Signature	Capacity of - en qualité
2007-09-04	BRETT M. FOX		AUTHORIZED OFFICER